

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

<u>Via E-mail</u>
Joseph J. Sum
Chief Financial Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, Illinois 60606

> **Re: Continental Materials Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2012, June 30, 2012,**
> **and September 30, 2012**
> **Filed May 15, 2012, August 14, 2012, and November 13, 2012**
> **File No. 1-3834**
> **Response dated January 2, 2013**

Dear Mr. Sum:

       We have reviewed your response letter dated January 2, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7</u>
<u>Results of Operations, page 12</u>

1. We note your response to comment 3 in our letter dated November 30, 2012. We understand that you are a smaller reporting company; that your current accounting system may provide some challenges in easily disclosing quantified information; that the units within your reportable segments can be different, making it difficult for you to quantify changes in volume; and that your products have several different features that greatly change the nature of the price and mix of products. However, while we acknowledge these disparities in your reportable segments and the products you offer, we also assume that your products are sufficiently similar to include quantification of the extent to which increases or decreases in pricing, volume and the introduction of new products impact sales and gross profit for each

period presented. Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-K do require that you quantify the extent to which sales and gross profit are impacted by increases or decreases in pricing, volume and the introduction of new products and other factors affecting these line items, such as changes in product mix and costs of manufacturing inputs. As such, we continue to request that you provide the quantified information required. If you continue to believe that you are unable to provide the required information, please expand your discussion of sales and gross profit to disclose the information you are unable to provide and to discuss the reasons. Please consider what disclosure is appropriate regarding the effect your inability to meaningfully analyze specific factors underlying your operations has on your ability to respond to trends, adjust to market conditions, and otherwise manage your business. Disclose the actions management is taking to address these challenges.

Report of Independent Registered Public Accounting Firm, page 34

2. We note the revised report from BKD, LLP you provided in response to comment 4 in our letter dated November 30, 2012. Please request BKD, LLP to provide you with a further revised report that includes reference to the financial statement schedule in their responsibility statement in the scope paragraph. Please refer to paragraphs .09-.13 of AU Section 551 for guidance. Please note that when you file an amendment to your fiscal year 2011 Form 10-K to provide the revised report from BKD, LLP, you should include an explanatory paragraph at the beginning of the form explaining why you are amending the Form 10-K, Items 8 and 15 in their entirety, an updated consent from BKD, LLP, and updated certifications that reference the amended form and include an updated date.

Forms 10-Q for Fiscal Quarters Ended March 31, 2012, June 30, 2012, and September 29, 2012

Exhibits 31

3. We note that draft 302 certifications that you provided in response to comment 5 in our letter dated November 30, 2012. Please revise the draft 302 certifications to refer to the amended forms.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief